5501 S. Broadband Lane

Sioux Falls, SD  57108

December 11, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549-0408

Attention:  Ms. Angela Connell

RE:         Meta Financial Group, Inc.

Form 8-K filed November 16, 2007

Form 8-K/A filed November 19, 2007

File No. 0-22140

Dear Ms. Connell:

Meta Financial Group, Inc. (the “Company”) is responding today to a comment of the Staff contained in a letter, dated November 26, 2007, relating to the above-referenced filings.  Set forth below is the comment contained in the Staff’s letter and immediately below the comment is the response with respect thereto.

Form 8-K filed November 16, 2007

1.             We note your disclosure under Item 4.02(b) that your financial statements for the quarter ended December 31, 2006 should no longer be relied upon as a result of an error in the timing of recording an additional provision for loan losses related to a specific loan impairment.  Your November 16, 2007 press release indicates that you also intend to restate your 2006 annual financial statements as a result of this error; however this fact is not disclosed in your Form 8-K.  Please revise your form 8-K to clearly disclose, if true, that the financial statements included in your Form 10-K for the fiscal year ended September 30, 2006 should no longer be relied upon.

The Company responds as follows:

As disclosed in the Company’s revised earnings release dated November 16, 2007, which release was attached as Exhibit 99.2 to the Company’s Form 8-K/A filed on November 19, 2007, the Company is amending its previously filed Form 8-K and 8-K/A related to this matter to clarify that the financial statements included in the Company’s Form 10-K for the year ended September 30, 2006 should no longer be relied upon and will be restated as part of the Form 10-K to be filed for the year ended September 30, 2007.  A copy of the November 16, 2007 earnings release is attached for convenience to readers as Exhibit 99.1 to this Form 8-K/A; the release expresses the conclusion of the Audit

Committee that, other than the first three quarters of fiscal 2007, there was no material impact on the Company’s previous financial statements as a result of the restatements referenced in the release.

In connection with this response, Meta Financial Group, Inc. further acknowledges that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please review our attached draft 8-K/A Amendment No. 2 and kindly provide any further comments you may have.  Subject to any comments you may have, we intend to file this amendment today via EDGAR.  Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ David W. Leedom

David W. Leedom
Acting Chief Financial Officer
(605) 782-0764
d.leedom@metapay.com